UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2013

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group 3Q13 results reflect resilient Private Banking & Wealth Management profitability, strong Equities revenues and continued progress on cost and capital, mitigating the impact of reduced Fixed Income client activity

3Q13 results:
•	Underlying*: Core pre-tax income of CHF 930 million, net income attributable to shareholders of CHF 698 million and return on equity of 7%
•	Reported: Core pre-tax income of CHF 685 million, net income attributable to shareholders of CHF 454 million and return on equity of 4%

9M13 results:
•	Underlying*: Core pre-tax income of CHF 4,473 million, up from CHF 3,797 million in 9M12; net income attributable to shareholders of CHF 3,201 million and return on equity of 11%
•	Reported: Core pre-tax income of CHF 4,017 million, net income attributable to shareholders of CHF 2,802 million and return on equity of 9%

Continued execution of capital plan, further reduction of leverage exposure as of the end of 3Q13:
•
Look-through Swiss Core Capital ratio improved to 11.4%; Look-through Basel III CET1 ratio increased to 10.2%; Look-through CET1 plus high-trigger capital ratio of 13.2%, meeting Swiss 2019 requirement of 13%; ratios include 9M13 accrual for resumed cash dividend payments

•	Swiss leverage exposure reduced by 16% since 3Q12 to CHF 1,184 billion, surpassing year-end target; Look-through Swiss Total Capital leverage ratio improved to 3.5% on an adjusted basis

3Q13 divisional results:
•
Private Banking & Wealth Management: Reported pre-tax income of CHF 1,018 million; improved profitability, with progress in cost management offsetting continued impact from low interest rate environment and seasonally low client activity; net new assets of CHF 8.1 billion, with strong inflows in high-margin Asset Management products, emerging markets and the ultra-high-net-worth client segment

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October 24, 2013 Page 2/16

•
Investment Banking: Pre-tax income of CHF 229 million; strong Equities performance reflecting continued market leadership more than offset by challenging Fixed Income market conditions; continued capital and expense discipline with Basel III RWA down USD 31 billion from 3Q12; total expenses down 14% from 3Q12; 9M13 pre-tax income of CHF 2,283 million, up 34% from 9M12; resilient 9M13 after-tax return on Basel III allocated capital of 13% vs. 9% for 9M12

Establishment of non-strategic unit within each division to shift resources to focus on growth in high-returning businesses:
•	Further accelerate reduction of capital and costs currently tied up in non-strategic assets
•	Clear separation of non-strategic operations to free up management time to focus on ongoing businesses and growth initiatives
•
Material rebalancing of capital to reduce the percentage of RWA held in IB to around 50% of the Group's total and free up capital for future growth in PB&WM; Group long-term Basel III RWA target revised to approximately CHF 250 billion, on a look-through, foreign-exchange neutral basis

•	IB non-strategic unit to include existing Fixed Income wind-down businesses as well as impact from significant restructuring of Rates business and legacy litigation costs
•	Establish similar function in PB&WM to include restructuring of former AM division, selected legacy cross-border run-off and litigation costs, primarily from the US, and the small markets initiative

Progress on cost savings initiatives:
•
Annualized 9M13 expense savings of CHF 3.0 billion achieved, on track to realize target of over CHF 4.5 billion of expense savings by end-2015 versus adjusted* annualized 6M11 run-rate, up from CHF 4.4 billion previously announced

Zurich, October 24, 2013 Credit Suisse Group reports 3Q13 and 9M13 results.

Brady W. Dougan, Chief Executive Officer, said: “In the third quarter of 2013, our continued expense discipline and effective capital management mitigated the impact of challenging market conditions, characterized by low levels of client activity across many of our businesses.”

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October 24, 2013 Page 3/16

He added: “Over the past two years we have taken significant steps to evolve our business model in response to the changing market and regulatory environment. Since January 2013, we have operated under the Basel III regulatory framework. During the third quarter, we further improved our Look-through Swiss Core Capital ratio from 10.4% to 11.4% and lowered our Swiss leverage exposure by CHF 74 billion to CHF 1,184 billion. As of the end of the third quarter, we met the 13% CET1 plus high-trigger buffer capital requirement applicable in 2019 with 13.2% on a look-through, adjusted basis.”

He continued: “To ensure that we continue to advance this evolution and drive growth in high-returning businesses, particularly in Private Banking & Wealth Management, we are accelerating our existing wind-down strategy and enhancing our disclosure through the creation of non-strategic units within each of our two divisions. The clear separation of the non-strategic units will free up management time and resources to focus on our ongoing businesses and growth initiatives. Further reductions in leverage and risk-weighted assets will release capital for future growth especially in Private Banking & Wealth Management and provide further support to our objective of returning significant capital to our shareholders. This is an important step towards achieving a more balanced allocation of capital between our two divisions.”

Commenting on the results of the Private Banking & Wealth Management division, he stated: “While we are making good progress towards our previously announced cost savings targets in Private Banking & Wealth Management, our results were impacted by the ongoing low interest rate environment and low levels of client activity. We continued to see strong net asset inflows with CHF 8.1 billion in the quarter. These inflows were driven by high-margin Asset Management products as well as by our emerging markets and ultra-high-net-worth client franchises, partially offset by outflows in the Western European cross-border business. As we refocus our regional footprint in certain smaller markets, we are reallocating resources to growth areas. In particular, we expect to increase our presence in key emerging markets in Asia and Latin America, but also in parts of the Middle East and Eastern Europe, and we will strive to further strengthen our market share in the ultra-high-net-worth client segment. We will also invest in expanding our digital client interface to include a wider product range, portfolio analytics, research and transaction services, particularly in Asia. At the same time we remain positioned to benefit from a market consolidation.”

Commenting on the results of the Investment Banking division, he added: “In Investment Banking, our strong performance in Equities and debt origination and our continued cost and capital discipline moderated the impact of challenging Fixed Income market conditions. In the third quarter, compensation and benefits were 24% lower than in the prior-year quarter. Total operating expenses were 14% lower compared to the prior-year quarter, and we additionally provided for litigation matters with a further CHF 128 million of certain litigation provisions in the third quarter of 2013. Since the third quarter of 2012, we have further reduced risk-weighted assets by USD 31 billion to USD 169 billion, thereby exceeding our 2013 year-end target ahead of schedule. Investment Banking’s after-tax return on Basel III allocated capital for the first nine months was 13%, compared to 9% in the same period of last year, driven by the continued shift in capital to high market share and high-returning businesses as well as by increased cost efficiency. As part of this shift, we are restructuring and simplifying our rates business to increase returns, adapt to the changing regulatory environment and anticipate market structure evolution.”

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October 24, 2013 Page 4/16

3Q13 Results Summary
Financial Highlights
in CHF million (unless otherwise stated)	3Q13	2Q13	3Q12	9M13	9M12
Reported income before taxes (Core Results)	685	1,531	348	4,017	1,472
Underlying* income before taxes (Core Results)	930	1,537	1,192	4,473	3,797
Reported net income attributable to shareholders	454	1,045	254	2,802	1,086
Underlying* net income attributable to shareholders	698	1,041	1,051	3,201	2,921
Reported diluted earnings per share (CHF)	0.26	0.52	0.16	1.55	0.69
Return on equity attributable to shareholders (annualized)	4.3%	10.1%	2.9%	9.3%	4.2%
Underlying* return on equity attributable to shareholders (annualized)	6.6%	10.0%	11.4%	10.6%	11.0%
Basel III CET 1 ratio (end of period)	16.3%	15.3%	-	16.3%	-
Look-through Swiss Total Capital Leverage Ratio (adjusted)	3.5%	2.7%	-	3.5%	-
Total book value per share (CHF)	26.48	26.63	27.60	26.48	27.60
Tangible book value per share (CHF)	21.25	21.11	20.73	21.25	20.73

Private Banking & Wealth Management with 3Q13 net revenues of CHF 3,320 million and pre-tax income of CHF 1,018 million
•	Stable net revenues compared to 3Q12, as gains from strategic divestitures were offset by lower net interest income
•
Net new assets across Private Banking & Wealth Management of CHF 8.1 billion in 3Q13 with continued strong contribution from high-margin Asset Management products, emerging markets and the ultra-high-net-worth individual client segment, partially offset by cross-border outflows in Western Europe

•
Good progress towards previously announced cost savings targets of CHF 950 million by year-end 2015 versus adjusted* annualized 6M11 run-rate, with realized run-rate savings of CHF 350 million at the end of 3Q13, up from CHF 200 million at the end of 2Q13

•	Cost/income ratio of 68%, improved from 69% in 2Q13, excluding the UK withholding tax charge
•	Wealth Management Clients gross margin of 105 basis points, down from 110 basis points in 3Q12, driven by the continued adverse impact from the low interest rate environment
•	9M13 after-tax return on Basel III allocated capital of 26% driven by improved costs and stable revenues

Investment Banking with 3Q13 net revenues of CHF 2,552 million and pre-tax income of CHF 229 million
•	Net revenues declined compared to 3Q12, reflecting continued strength in Equities and strong debt origination activity, more than offset by challenging market conditions, particularly in Fixed Income
•	Continued focus on cost efficiency with 14% reduction in total expenses compared to 3Q12; additional CHF 128 million of certain litigation provisions were recorded
•	Significant improvement in capital efficiency with risk-weighted assets down USD 31 billion from 3Q12 to USD 169 billion
•	Resilient after-tax return on Basel III allocated capital for 9M13 of 13% compared to 9% in 9M12

Creation of non-strategic units within divisions
Today, Credit Suisse announced that it is creating a non-strategic unit within each of its two divisions to accelerate reduction of capital and costs associated with non-strategic activities and to

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shift resources to focus on its ongoing businesses and growth initiatives. The units will have separate management within each division, and will be reflected beginning with Credit Suisse’s 4Q13 reporting.

In Investment Banking, Credit Suisse is transferring into the divisional non-strategic unit its existing Fixed Income wind-down portfolio, parts of a restructured rates business, primarily legacy capital instruments that are not compliant with Basel III and capital-intensive structured positions, as well as certain legacy litigation costs and other small non-strategic positions.

In Private Banking & Wealth Management, Credit Suisse is establishing a similar function to include positions relating to the restructuring of the former Asset Management division. It also includes operations relating to the small markets initiative, selected legacy cross-border related run-off operations and litigation costs, primarily US cross-border, as well as the impact from the restructuring of the German onshore operation.

Credit Suisse has decided to retain these non-strategic units within the divisions, rather than establishing a separate non-strategic unit, so as to benefit from senior management’s expertise and focus. Results will be disclosed separately within the divisional results, enhancing transparency, and governance is planned to be designed to accelerate position and expense reductions. As a result, Credit Suisse expects that the establishment of these non-strategic units will drive further reductions in leverage and risk-weighted assets. It is also expected to free up capital for future growth in Private Banking & Wealth Management and to allow further return of capital to shareholders. Credit Suisse believes this is a significant step towards achieving a more balanced allocation of capital between its two divisions.

Structural changes in the rates business
Credit Suisse is restructuring and simplifying its rates business in order to increase returns. Recent developments, such as the heightened regulatory focus on leverage and the migration of market structure towards electronic trading, make it prudent to adapt the rates business model. In cash products,
Credit Suisse is focusing on high-volume, high-liquidity electronic trading. In derivatives, the rates business model is geared towards simplified products, which are primarily cleared, while still focusing on serving the needs of financial and corporate clients in the rates business. This restructuring is expected to free up significant resources and result in a USD 60 billion reduction in Swiss leverage exposure and a USD 7 billion reduction in risk-weighted assets.

Update on cost savings
As of the end of 3Q13, Credit Suisse delivered expense savings of CHF 3.0 billion, compared to an adjusted* annualized 6M11 run-rate. Credit Suisse is today updating its end-2015 total run-rate reduction target from previously announced CHF 4.4 billion to over CHF 4.5 billion, reflecting the impact of the non-strategic unit plan. Business realignment costs recognized in the Corporate Center in 3Q13 were CHF 38 million.

Capital and funding
As of the end of 3Q13, Credit Suisse’s Look-through Swiss Core Capital ratio stood at 11.4%. The calculation of this ratio includes a pro-rata accrual for the resumption of an expected cash dividend in respect of 2013. As of the end of 3Q13, Credit Suisse reported a Look-through Basel III common equity tier 1 ratio of 10.2%, increased from 9.3% in 2Q13. The Basel III CET1 ratio as of the end of 3Q13 was 16.3%, up 1.0 percentage point from 2Q13, reflecting a reduction in risk-weighted assets. As of the end

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of 3Q13, Credit Suisse’s capital ratio under the CET1 plus high-trigger capital requirement stood at 13.2% on a look-through, adjusted basis, meeting the Swiss requirement of 13%, applicable in 2019.

Reflecting the impact of the establishment of the divisional non-strategic units, Credit Suisse is updating its year-end 2013 Swiss leverage exposure reduction target to CHF 1,070 billion, from the previously announced target of CHF 1,190 billion. As of the end of 3Q13, Credit Suisse’s Swiss leverage exposure amounted to CHF 1,184 billion, down from CHF 1,258 billion at the end of 2Q13. The Look-through Swiss Total Capital leverage ratio improved to 3.5%, on an adjusted basis, compared to a 2.7% as of the end of 2Q13.

Credit Suisse is also updating its long term Look-through risk-weighted asset target to approximately CHF 250 billion from the previously announced CHF 285 billion target for year-end 2015 on a foreign-exchange neutral basis, following the creation of the divisional non-strategic units. As of the end of 3Q13, Group Look-through risk-weighted assets stood at CHF 261 billion.

Credit Suisse is continuing to conservatively manage its liquidity, with an estimated long-term net stable funding ratio (NSFR) in excess of 100% under the current FINMA framework and short-term liquidity under Swiss regulations in excess of requirements as of the end of 3Q13.

Benefits of the integrated bank
In 3Q13, Credit Suisse generated CHF 1,097 million of collaboration revenues from the integrated bank. This corresponds to 20% of the Group’s net revenues in 3Q13.

Segment results detail
Segment Results
in CHF million (unless otherwise stated)		3Q13	2Q13	3Q12	9M13	9M12
Private Banking & Wealth Management	Net revenues	3,320	3,424	3,300	10,029	10,173
	Provision for credit losses	34	46	35	108	114
	Total operating expenses	2,268	2,461	2,329	7,105	7,195
	Income before taxes	1,018	917	936	2,816	2,864
	Cost/income ratio	68.3%	71.9%	70.6%	70.8%	70.7%
Investment Banking	Net revenues	2,552	3,400	3,184	9,897	9,894
	Provision for credit losses	7	4	6	5	(14)
	Total operating expenses	2,316	2,642	2,695	7,609	8,204
	Income before taxes	229	754	483	2,283	1,704
	Cost/income ratio	90.8%	77.7%	84.6%	76.9%	82.9%

Private Banking & Wealth Management
Private Banking & Wealth Management, which comprises the Wealth Management Clients business, the Corporate & Institutional Clients business and the Asset Management business, reported pre-tax income of CHF 1,018 million and net revenues of CHF 3,320 million in 3Q13. The sales of the exchange traded funds (ETF) business and Strategic Partners, the secondary private equity business, were completed in 3Q13, resulting in equity participation gains of CHF 237 million. Net revenues were stable compared to 3Q12, as higher other revenues and slightly higher recurring commissions and fees were offset by lower net interest income. Compared to 2Q13, net revenues were slightly lower, primarily reflecting lower transaction- and performance-based revenues and slightly lower recurring commissions and fees, partially offset by higher other revenues.

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Total operating expenses of CHF 2,268 million decreased 3% compared to 3Q12 and 8% compared to 2Q13, driven primarily by lower compensation and benefits and by an expense provision of CHF 100 million in 2Q13 relating to the withholding tax treaty between Switzerland and the UK. Provision for credit losses was CHF 34 million on a net loan portfolio of CHF 214 billion.

The Wealth Management Clients business in 3Q13 reported pre-tax income of CHF 510 million and net revenues of CHF 2,146 million in 3Q13. Net revenues were stable compared to 3Q12, as higher recurring commissions and fees were offset by lower net interest income. Compared to 2Q13, net revenues were 8% lower, driven by substantially lower transaction- and performance-based revenues, reflecting seasonally lower client activity after a strong 2Q13. In 3Q13, the gross margin was 105 basis points, 5 basis points lower compared to 3Q12, mainly reflecting a continued adverse interest rate environment and higher average assets under management. Compared to 2Q13, the gross margin decreased 6 basis points, mainly reflecting the lower transaction- and performance-based revenues.

The Corporate & Institutional Clients business, which provides comprehensive coverage for all the financial services needs of corporate and institutional clients in Switzerland and for banks worldwide, reported pre-tax income of CHF 240 million in 3Q13 and net revenues of CHF 512 million. Net revenues were stable compared to 3Q12, as higher recurring commissions and fees offset lower net interest income and lower transaction- and performance-based revenues. Compared to 2Q13, net revenues were slightly lower, driven by seasonally lower trading and sales income and lower revenues from integrated solutions. Total operating expenses in 3Q13 were 9% lower compared to 3Q12 and slightly higher compared to 2Q13. The cost/income ratio of 51% improved from 56% in 3Q12, but rose 2.0 percentage points compared to 2Q13. Provision for credit losses was CHF 13 million in 3Q13 on a net loan portfolio of CHF 62 billion, reflecting a well-diversified credit portfolio and strong risk management.

The Asset Management business reported pre-tax income of CHF 268 million, with net revenues of
CHF 662 million in 3Q13. Net revenues increased 7% from 3Q12 and 18% from 2Q13, driven by the equity participation gains of CHF 237 million recorded in 3Q13 from the sales of the ETF and the secondary private equity businesses.

Private Banking & Wealth Management recorded net new assets of CHF 8.1 billion in 3Q13. Wealth Management Clients contributed net new assets of CHF 3.2 billion with continued strong inflows from emerging markets and from the ultra-high-net-worth individual client segment, partially offset by continued cross-border outflows in Western Europe. Corporate & Institutional Clients reported net inflows of CHF 0.5 billion. Asset Management reported net new assets of CHF 3.8 billion in 3Q13 with inflows mainly in emerging markets and credit products.

Investment Banking
Investment Banking reported net revenues of CHF 2,552 million and pre-tax income of CHF 229 million in 3Q13, reflecting a challenging market environment − particularly in the Fixed Income sales and trading business. Net revenues decreased 20% compared to 3Q12, as higher equity sales and trading results were more than offset by lower fixed income sales and trading revenues and lower underwriting and advisory results. Compared to 2Q13, net revenues were 25% lower, with lower revenues across all three businesses.

Fixed Income sales and trading revenues of CHF 833 million declined 42% compared to 3Q12, driven by lower results across most of our Fixed Income businesses. Compared to 2Q13, they decreased 34%,

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reflecting a seasonal slowdown across most businesses, exacerbated by rising interest rates and widening spreads which adversely impacted client activity.

Equity sales and trading revenues of CHF 1,065 million improved 8% from 3Q12, reflecting continued market leadership and favorable equity market conditions. Following a strong performance in 2Q13, equity sales and trading revenues declined 20% during the quarter, reflecting a seasonal slowdown.

Underwriting and advisory revenues of CHF 705 million were 18% lower compared to 3Q12, as lower equity underwriting and advisory performance offset continued strength in debt underwriting. Compared to 2Q13, revenues declined 22% driven by lower revenues across debt and equity underwriting and advisory consistent with lower industry volumes.

Compensation and benefits decreased by CHF 348 million, or 24%, compared to 3Q12 due to lower discretionary performance-related compensation expense, reflecting lower results and lower deferred performance-related compensation expense from prior year awards. Compared to 2Q13, compensation and benefits declined CHF 337 million, or 23%, driven by lower discretionary performance-related compensation expense, reflecting lower results. Total other operating expenses declined 3% compared to 3Q12, mainly due to lower litigation provisions and professional fees, and were stable compared to 2Q13.

In 3Q13, Investment Banking reported Basel III risk-weighted assets of USD 169 billion, exceeding the previously announced target of less than USD 175 billion of Basel III risk-weighted assets by end 2013.

Corporate Center
The Corporate Center recorded a loss before taxes of CHF 562 million in 3Q13, including fair value losses on own debt of CHF 68 million, debit valuation adjustment losses on certain structured notes liabilities of CHF 99 million and fair value gains on stand-alone derivatives of CHF 4 million, resulting in overall losses on such items of CHF 163 million in 3Q13. This compares to a loss before taxes of CHF 1,071 million in 3Q12 and a loss before taxes of CHF 140 million in 2Q13. 3Q13 results also included a net reduction of CHF 189 million, comprising reclassifications to discontinued operations of revenues and expenses arising from sales of our ETF and Strategic Partners businesses and the announced sale of our Customized Fund Investment Group business (CFIG) recorded in our Private Banking and Wealth Management segment.

*Underlying results and adjusted cost-run rates are non-GAAP financial measures. For a reconciliation of the underlying results to the most directly comparable US GAAP measures, see Annex A “Reconciliation to underlying results – Core Results” of this media release. For further information on the calculation of cost run-rates on an adjusted annualized basis, see the 3Q13 Results Presentation Slides.
In this media release, revenues and expenses and the relevant gains on disposal of Private Banking & Wealth Management businesses are classified as discontinued operations in the Group’s income statement, whereas gains and expenses related to those business disposals are included in the segment’s results but excluded from underlying results.  See “Format of presentation and changes in reporting” in
I – Credit Suisse results – Core Results – Information and developments in the 3Q13 Financial Report.

3Q13 Financial Release
The 3Q13 Financial Release and the related Results Presentation Slides are available for download from 06:45 CEST today.

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The Financial Release is available for download at:
https://www.credit-suisse.com/investors/doc/csg_financialreport_3q13.pdf

Hard copies of the Financial Release can be ordered free of charge at:
https://publications.credit-suisse.com/index.cfm/publikationen-shop/quarterly-reports/

The Results Presentation Slides are available for download at:
https://www.credit-suisse.com/investors/doc/csg_3q2013_slides.pdf

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2013 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;

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–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk Factors” in I – Information on the company in our Annual Report 2012.

Capital and liquidity disclosures
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. We have calculated our Basel III NSFR based on the current FINMA framework. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown herein. The calculation of after-tax return on Basel III allocated capital assumes (i) tax rates of 27%in 9M13 and 25% in 9M12 for Investment Banking and 28%for Private Banking & Wealth Management and (ii) that capital is allocated at 10% of Basel III risk-weighted assets. The calculation of the Look-through Swiss Total Capital leverage ratio on an adjusted basis and the Look-through CET1 plus high-trigger capital ratio on an adjusted basis, assumes the completion as of the end of 3Q13 of the October 23, 2013 exchange of CHF 3.8 billion hybrid tier 1 notes into high-trigger capital instruments. For further information regarding these measures, see the 3Q13 Results Presentation Slides.

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Presentation of Credit Suisse Group’s 3Q13 results via audio webcast and telephone conference

Date	Thursday, October 24, 2013

Time	09:00 Zurich / 08:00 London / 03:00 New York

Speakers	Brady W. Dougan, Chief Executive Officer
David Mathers, Chief Financial Officer
The presentations will be held in English.

Audio webcast	www.credit-suisse.com/results

Telephone	Switzerland: +41 44 580 40 01
Europe: +44 1452 565 510
US: +1 866 389 9771
Reference: Credit Suisse Group Conference Call

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Conference ID: 79181567#

Media Release
October 24, 2013 Page 12/16

Consolidated statements of operations (unaudited)

in	3Q13	2Q13	3Q12	9M13	9M12
Consolidated statements of operations (CHF million)
Interest and dividend income	4,446	6,219	4,923	15,489	17,262
Interest expense	(2,522)	(3,578)	(3,211)	(9,117)	(12,052)
Net interest income	1,924	2,641	1,712	6,372	5,210
Commissions and fees	3,030	3,555	3,156	9,855	9,321
Trading revenues	272	357	(3)	2,444	1,343
Other revenues	467	417	911	1,104	2,088
Net revenues	5,693	6,970	5,776	19,775	17,962
Provision for credit losses	41	51	41	114	100
Compensation and benefits	2,543	2,941	3,055	8,488	9,706
General and administrative expenses	1,777	1,883	1,857	5,401	5,170
Commission expenses	425	459	414	1,359	1,275
Total other operating expenses	2,202	2,342	2,271	6,760	6,445
Total operating expenses	4,745	5,283	5,326	15,248	16,151
Income from continuing operations before taxes	907	1,636	409	4,413	1,711
Income tax expense	365	472	94	1,335	373
Income from continuing operations	542	1,164	315	3,078	1,338
Income from discontinued operations, net of tax	150	0	4	159	15
Net income	692	1,164	319	3,237	1,353
Net income attributable to noncontrolling interests	238	119	65	435	267
Net income attributable to shareholders	454	1,045	254	2,802	1,086
of which from continuing operations	304	1,045	250	2,643	1,071
of which from discontinued operations	150	0	4	159	15
Basic earnings per share (CHF)
Basic earnings per share from continuing operations	0.17	0.54	0.16	1.48	0.69
Basic earnings per share from discontinued operations	0.09	0.00	0.00	0.09	0.01
Basic earnings per share	0.26	0.54	0.16	1.57	0.70
Diluted earnings per share (CHF)
Diluted earnings per share from continuing operations	0.17	0.52	0.16	1.46	0.68
Diluted earnings per share from discontinued operations	0.09	0.00	0.00	0.09	0.01
Diluted earnings per share	0.26	0.52	0.16	1.55	0.69

Media Release
October 24, 2013 Page 13/16

Consolidated balance sheets (unaudited)

end of	3Q13	2Q13	4Q12	3Q12
Assets (CHF million)
Cash and due from banks	69,600	56,584	61,763	86,977
Interest-bearing deposits with banks	1,664	1,563	1,945	2,265
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	161,876	173,404	183,455	204,260
Securities received as collateral, at fair value	24,640	21,675	30,045	32,338
of which encumbered	20,147	17,100	17,767	20,598
Trading assets, at fair value	244,422	245,834	256,399	288,583
of which encumbered	74,930	68,048	70,948	87,338
Investment securities	2,768	3,546	3,498	3,734
Other investments	11,082	11,628	12,022	13,111
Net loans	245,232	246,186	242,223	242,456
of which encumbered	546	568	535	588
allowance for loan losses	(871)	(900)	(922)	(897)
Premises and equipment	5,287	5,459	5,618	6,724
Goodwill	8,114	8,554	8,389	8,603
Other intangible assets	210	237	243	281
Brokerage receivables	56,699	72,247	45,768	54,630
Other assets	63,529	72,986	72,912	79,330
of which encumbered	731	674	1,495	1,723
Assets of discontinued operations held-for-sale	46	0	0	0
Total assets	895,169	919,903	924,280	1,023,292

Media Release
October 24, 2013 Page 14/16

Consolidated balance sheets (unaudited) (continued)

end of	3Q13	2Q13	4Q12	3Q12
Liabilities and equity (CHF million)
Due to banks	27,481	29,440	31,014	40,696
Customer deposits	328,244	328,389	308,312	319,832
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	94,193	99,073	132,721	168,924
Obligation to return securities received as collateral, at fair value	24,640	21,675	30,045	32,338
Trading liabilities, at fair value	92,350	89,917	90,816	113,933
Short-term borrowings	20,094	20,976	18,641	27,588
Long-term debt	128,821	133,505	148,134	149,719
Brokerage payables	78,445	91,404	64,676	68,512
Other liabilities	51,884	56,117	57,637	58,917
Liabilities of discontinued operations held-for-sale	6	0	0	0
Total liabilities	846,158	870,496	881,996	980,459
Common shares	64	64	53	53
Additional paid-in capital	27,503	27,196	23,636	23,273
Retained earnings	30,859	30,405	28,171	28,025
Treasury shares, at cost	(85)	(62)	(459)	(471)
Accumulated other comprehensive income/(loss)	(16,179)	(15,201)	(15,903)	(15,198)
Total shareholders' equity	42,162	42,402	35,498	35,682
Noncontrolling interests	6,849	7,005	6,786	7,151
Total equity	49,011	49,407	42,284	42,833

Total liabilities and equity	895,169	919,903	924,280	1,023,292

end of	3Q13	2Q13	4Q12	3Q12
Additional share information
Par value (CHF)	0.04	0.04	0.04	0.04
Authorized shares [1]	2,269,616,660	2,269,616,660	2,118,134,039	2,118,134,039
Common shares issued	1,595,433,898	1,594,295,735	1,320,829,922	1,320,087,848
Treasury shares	(3,032,833)	(2,328,381)	(27,036,831)	(27,423,014)
Shares outstanding	1,592,401,065	1,591,967,354	1,293,793,091	1,292,664,834
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).

Reconciliation to underlying results
Underlying results are non-GAAP financial measures that exclude valuation impacts from movements in own credit spreads and certain other items included in our reported Core Results. Management believes that underlying results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our underlying Core results to the most directly comparable US GAAP measures.
> Refer to “Core Results”, “Private Banking & Wealth Management” and “Investment Banking” in the 2Q13 Financial Release and prior Financial Reports for the periods indicated for further information.

Media Release
October 24, 2013 Page 15/16

Reconciliation to underlying results – Core Results

in	Reported results	Own credit	[1]	Realignment costs & IT architecture		Certain litigation provisions		UK DTA reduction	[2]	Business disposals & impairments		Reclassifi- cations	[3]	Underlying results
3Q13 (CHF million)
Net revenues	5,466	156		–		–		–		(233)		237		5,626
Provision for credit losses	41	–		–		–		–		–		–		41
Total operating expenses	4,740	(7)		(78)		–		–		(48)		48		4,655
Income/(loss) from continuing operations before taxes	685	163		78	[4]	–		–		(185)	[5]	189		930
Income tax expense/(benefit)	365	20		17		–		(173)		(52)		54		231
Income/(loss) from continuing operations	320	143		61		–		173		(133)		135		699
Income/(loss) from discontinued operations, net of tax	150	–		–		–		–		–		(135)		15
Net income/(loss)	470	143		61		–		173		(133)		0		714
Net income attributable to noncontrolling interest	16	–		–		–		–		–		–		16
Net income/(loss) attributable to shareholders	454	143		61		–		173		(133)		0		698
Return on equity attributable to shareholders (annualized)	4.3													6.6
Cost/income ratio	86.7													82.7
2Q13 (CHF million)
Net revenues	6,848	(124)		–		–		–		(6)		–		6,718
Provision for credit losses	51	–		–		–		–		–		–		51
Total operating expenses	5,266	6		(152)		–		–		(5)		15		5,130
Income/(loss) from continuing operations before taxes	1,531	(130)		152	[6]	–		–		(1)	[7]	(15)		1,537
Income tax expense/(benefit)	472	(12)		38		–		–		(1)		(6)		491
Income/(loss) from continuing operations	1,059	(118)		114		–		–		0		(9)		1,046
Income/(loss) from discontinued operations, net of tax	0	–		–		–		–		–		9		9
Net income/(loss)	1,059	(118)		114		–		–		0		0		1,055
Net income attributable to noncontrolling interest	14	–		–		–		–		–		–		14
Net income/(loss) attributable to shareholders	1,045	(118)		114		–		–		0		0		1,041
Return on equity attributable to shareholders (annualized)	10.1													10.0
Cost/income ratio	76.9													76.4
3Q12 (CHF million)
Net revenues	5,698	1,025		8		–		–		(484)		–		6,247
Provision for credit losses	41	–		–		–		–		–		–		41
Total operating expenses	5,309	(23)		(136)		(136)		–		–		–		5,014
Income/(loss) from continuing operations before taxes	348	1,048		144	[8]	136	[9]	–		(484)	[10]	–		1,192
Income tax expense/(benefit)	94	183		44		40		(160)		(60)		–		141
Income/(loss) from continuing operations	254	865		100		96		160		(424)		–		1,051
Income/(loss) from discontinued operations, net of tax	4	–		–		–		–		–		–		4
Net income/(loss)	258	865		100		96		160		(424)		–		1,055
Net income attributable to noncontrolling interest	4	–		–		–		–		–		–		4
Net income/(loss) attributable to shareholders	254	865		100		96		160		(424)		–		1,051
Return on equity attributable to shareholders (annualized)	2.9													11.4
Cost/income ratio	93.2													80.3
1 Reflects the fair value impact from movements in own credit spreads.
2 Related to corporate income tax reduction enacted in the UK.
3 Represents reclassifications through the Corporate Center to discontinued operations related to the sale of ETF and Strategic Partners, and the announced sale of CFIG.
4 Includes i) realignment costs of CHF 38 million (CHF 30 million after tax); and ii) costs related to IT architecture simplification of CHF 40 million (CHF 31 million after tax).
5
Includes i) net gain on ETF sale of CHF 141 million, net of expenses of CHF 5 million (CHF 118 million after tax); ii) net gain on Strategic Partners sale of CHF 81 million, net of expenses of CHF 10 million (CHF 36 million after tax); iii) gains on private equity disposals of CHF 21 million (CHF 14 million after tax); iv) impairment of AMF of CHF 18 million (CHF 11 million after tax); v) expenses in connection with the announced sale of CFIG of CHF 33 million (CHF 19 million after tax); and vi) loss on sale of JO Hambro of CHF 7 million (CHF 5 million after tax).

6 Includes i) realignment costs of CHF 133 million (CHF 99 million after tax); and ii) costs related to IT architecture simplification of CHF 19 million (CHF 15 million after tax).
7 Includes i) primarily gains on private equity disposals of CHF 6 million (CHF 3 million after tax); and ii) other disposal related items of CHF 5 million (CHF 3 million after tax).
8 Realignment costs of CHF 144 million (CHF 100 million after tax).
9 Significant Investment Banking litigation provisions of CHF 136 million (CHF 96 million after tax).
10
Includes i) gain on sale of real estate of CHF 382 million (CHF 325 million after tax); ii) gain on sale of stake in Aberdeen Asset Management of CHF 140 million (CHF 122 million after tax); and iii) impairment of AMF and other losses of CHF 38 million (CHF 23 million after tax).

Media Release
October 24, 2013 Page 16/16

Reconciliation to underlying results – Core Results (continued)

in	Reported results	Own credit	Realignment costs & IT architecture		Certain litigation provisions		UK DTA reduction	Business disposals & impairments		Reclassifi- cations	Underlying results
9M13 (CHF million)
Net revenues	19,355	100	–		–		–	(206)		237	19,486
Provision for credit losses	114	–	–		–		–	–		–	114
Total operating expenses	15,224	(13)	(322)		–		–	(58)		68	14,899
Income/(loss) from continuing operations before taxes	4,017	113	322	[1]	–		–	(148)	[2]	169	4,473
Income tax expense/(benefit)	1,335	21	84		–		(173)	(44)		46	1,269
Income/(loss) from continuing operations	2,682	92	238		–		173	(104)		123	3,204
Income/(loss) from discontinued operations, net of tax	159	–	–		–		–	–		(123)	36
Net income/(loss)	2,841	92	238		–		173	(104)		0	3,240
Net income attributable to noncontrolling interest	39	–	–		–		–	–		–	39
Net income/(loss) attributable to shareholders	2,802	92	238		–		173	(104)		0	3,201
Return on equity attributable to shareholders (annualized)	9.3										10.6
Cost/income ratio	78.7										76.5
9M12 (CHF million)
Net revenues	17,681	2,540	15		–		–	(769)		–	19,467
Provision for credit losses	100	–	–		–		–	–		–	100
Total operating expenses	16,109	(23)	(380)		(136)		–	–		–	15,570
Income/(loss) from continuing operations before taxes	1,472	2,563	395	[3]	136	[4]	–	(769)	[5]	–	3,797
Income tax expense/(benefit)	373	606	108		40		(160)	(104)		–	863
Income/(loss) from continuing operations	1,099	1,957	287		96		160	(665)		–	2,934
Income/(loss) from discontinued operations, net of tax	15	–	–		–		–	–		–	15
Net income/(loss)	1,114	1,957	287		96		160	(665)		–	2,949
Net income attributable to noncontrolling interest	28	–	–		–		–	–		–	28
Net income/(loss) attributable to shareholders	1,086	1,957	287		96		160	(665)		–	2,921
Return on equity attributable to shareholders (annualized)	4.2										11.0
Cost/income ratio	91.1										80.0
2012 (CHF million)
Net revenues	23,328	2,912	15		–		–	(853)		–	25,402
Provision for credit losses	170	–	–		–		–	–		–	170
Total operating expenses	21,332	(27)	(665)		(363)		–	–		–	20,277
Income/(loss) from continuing operations before taxes	1,826	2,939	680	[6]	363	[7]	–	(853)	[8]	–	4,955
Income tax expense/(benefit)	464	678	203		133		(160)	(113)		–	1,205
Income/(loss) from continuing operations	1,362	2,261	477		230		160	(740)		–	3,750
Income/(loss) from discontinued operations, net of tax	21	–	–		–		–	–		–	21
Net income/(loss)	1,383	2,261	477		230		160	(740)		–	3,771
Net income attributable to noncontrolling interest	34	–	–		–		–	–		–	34
Net income/(loss) attributable to shareholders	1,349	2,261	477		230		160	(740)		–	3,737
Return on equity attributable to shareholders (annualized)	3.9										10.4
Cost/income ratio	91.4										79.8
1 Includes i) realignment costs of CHF 263 million (CHF 192 million after tax); and ii) costs related to IT architecture simplification of CHF 59 million (CHF 46 million after tax).
2
Includes i) net gain on ETF sale of CHF 135 million, net of expenses of CHF 11 million (CHF 114 million after tax); ii) net gain on Strategic Partners sale of CHF 79 million, net of expenses of CHF 12 million (CHF 35 million after tax); iii) gains on private equity disposals of CHF 40 million (CHF 24 million after tax); iv) loss on sale of JO Hambro of CHF 53 million (CHF 38 million after tax); v) expenses in connection with the announced sale of CFIG of CHF 35 million (CHF 20 million after tax); and vi) impairment of AMF of CHF 18 million (CHF 11 million after tax).

3 Realignment costs of CHF 395 million (CHF 287 million after tax).
4 Significant Investment Banking litigation provisions of CHF 136 million (CHF 96 million after tax).
5
Includes i) gain on sale of stake in Aberdeen Asset Management of CHF 384 million (CHF 326 million after tax); ii) gain on sale of real estate of CHF 382 million (CHF 325 after tax); iii) gain on sale of a non-core business from the integration of Clariden Leu of CHF 41 million (CHF 37 million after tax); iv) impairment of AMF of CHF 38 million (CHF 23 million after tax).

6 Realignment costs of CHF 680 million (CHF 477 million after tax).
7
Includes i) litigation provisions related to National Century Financial Enterprises of CHF 227 million (CHF 134 million after tax); and ii) significant Investment Banking litigation provisions of CHF 136 million (CHF 96 million after tax).

8
Includes i) gain on sale of real estate of CHF 533 million (CHF 445 million after tax); ii) gain on sale of stake in Aberdeen Asset Management of CHF 384 million (CHF 326 million after tax); iii) gain on sale of Wincasa of CHF 45 million; iv) gain on sale of non-core business from the integration of Clariden Leu of CHF 41 million (CHF 37 million after tax); v) losses on private equity disposals of CHF 82 million (CHF 72 million after tax); vi) impairment of AMF and other losses of CHF 68 million (CHF 41 million after tax).

Third Quarter 2013 Results October 24, 2013 Presentation to Investors and Media

Disclaimer Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 and in "Cautionary statement regarding forward-looking information" in our third quarter report 2013 filed with the US Securities and Exchange Commission and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including underlying results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation and in our third quarter report 2013, both of which can be found on our website at credit-suisse.com. Statement regarding Basel 3 disclosures As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. In addition, we have calculated our Basel 3 net stable funding ratio (“NSFR”) based on the current FINMA framework. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions and/or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. October 24, 2013 *

Introduction Brady W. Dougan, Chief Executive Officer October 24, 2013 *

* All data for Core Results. All expenses reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. Return on allocated Basel 3 capital is calculated based on after-tax income on capital allocated at 10% of Basel 3 risk-weighted assets. 1 3Q13 NNA of CHF 8.1 bn reflects PB&WM divisional figure. 2 Adjusted calculation includes the exchange on October 23rd, 2013 of CHF 3.8bn hybrid tier 1 notes into high-trigger capital instruments. October 24, 2013 Financial highlights 3Q13 underlying pre-tax income of CHF 930 mn and after-tax return on equity of 7% 9M13 underlying after-tax return on equity of 11% amid continued low interest rate environment and uncertainty around macro concerns in the US Private Banking and Wealth Management: Solid profitability with underlying 3Q13 pre-tax income of CHF 836 mn and continued strong net new assets of CHF 8.1 bn1; 9M13 after-tax return on Basel 3 capital of 26% Investment Banking: 3Q13 pre-tax income of CHF 229 mn reflects challenging fixed income market conditions that were partly offset by strength of equities and debt underwriting results; 9M13 after-tax return on Basel 3 capital of 13% Substantially strengthened capital and leverage positions Meets Swiss capital requirement of 13% while Basel 3 CET1 ratio increased to 10.2% from 9.3% in 2Q13; includes 9M13 accrual for cash dividend Swiss Total Leverage exposure reduced by CHF 221 bn, or 16%, since 3Q12, to CHF 1,184 bn, surpassing year end target; adjusted “look through” Swiss Total Capital Leverage ratio of 3.5%2 Further progress in cost savings Delivered CHF 3.0 bn of annualized savings through 9M13, driven by strong progress across the bank, including infrastructure and Private Banking and Wealth Management CHF 3.2 bn of cost savings by end 2013 and > CHF 4.5 bn by end 2015 within reach Further progress on costs and strengthened capital and leverage positions mitigated impact of challenging market conditions

Strategic update: shift resources to focus on growth in high-returning businesses October 24, 2013 * Strategy positions us to redeploy resources to achieve highest returns in the industry and deliver sustained and substantial cash returns to shareholders Refocus and drive growth initiatives in high-returning businesses, especially in PB&WM Release resources from non-strategic operations to fund shareholder returns and growth Accelerate move towards more balanced capital allocation between IB and PB&WM Strategic objectives Creation of non-strategic (“NS”) units within Investment Banking and PB&WM to further accelerate reduction of capital and costs currently trapped in non-strategic assets Separate management within each division and a clear governance structure Material rebalancing of capital with long term RWA target revised to ~CHF 230 – 235 bn pre-reinvestment of RWA into PB&WM Revised long-term target for Swiss leverage exposure to CHF 1,070 bn and 2015 expense reduction target to > CHF 4.5 bn Resource release and rebalancing Full attention of divisional management on ongoing businesses and high returning growth opportunities Increase our presence in key emerging markets with particular focus in Asia and Latin America Continued focus on increasing growth in UHNWI business, a key One Bank initiative, including substantial increase in lending, potentially adding ~CHF 15 – 20 bn of RWA into PB&WM Expansion of digital client interface, particularly in Asia Focus on growth

Financial results David Mathers, Chief Financial Officer October 24, 2013 *

Results overview

Underlying[1] in CHF mn	3Q13	2Q13	3Q12	9M13	9M12[2]
Net revenues	5,626	6,718	6,247	19,486	19,467
Pre-tax income	**930**	**1,537**	**1,192**	**4,473**	**3,797**
Net income attributable to shareholders	**698**	**1,041**	**1,051**	**3,201**	**2,921**
Diluted earnings per share in CHF	0.40	0.52	0.66	1.78	1.95
Cost/income ratio	83%	76%	80%	77%	80%
Return on equity	**7%**	**10%**	**11%**	**11%**	**11%**

Reported in CHF mn	3Q13	2Q13	3Q12	9M13	9M12[2]
Net revenues	5,466	6,848	5,698	19,355	17,681
Pre-tax income	685	1,531	348	4,017	1,472
Net income attributable to shareholders	454	1,045	254	2,802	1,086
Diluted earnings per share in CHF	0.26	0.52	0.16	1.55	0.69
Return on equity	4%	10%	3%	9%	4%
Net new assets[3] in CHF bn	**8.5**	**8.5**	**5.4**	**31.1**	**3.3**

Results have been restated for reclassifications to discontinued operations arising from sales of the ETF and Strategic Partners businesses and the announced sale of CFIG business recorded in PB&WM.
1 Underlying results are non-GAAP financial measures. A reconciliation to reported results can be found in our third quarter 2013 report.
2 Underlying and reported results include 1Q12 expenses of CHF 534 mn related to PAF2. 3 Reflects continuing operations; excludes outflow of CHF 0.4 bn relating to AM discontinued operations in 3Q13.

CREDIT SUISSE
October 24, 2013
7

Solid profitability in Private Banking & Wealth Management

in CHF mn	3Q13	2Q13	3Q12	9M13	9M12[3]
Net revenues	**3,320**	**3,424**	**3,300**	**10,029**	**10,173**
o/w gains from disposals[1]	*230*	*6*	*102*	*283*	*387*
Provision for credit losses	34	46	35	108	114
Compensation and benefits	1,285	1,353	1,329	4,017	4,268
Other operating expenses	983	1,108	1,000	3,088	2,927
o/w UK withholding tax charge	-	*100*	-	*100*	-
Total operating expenses	**2,268**	**2,461**	**2,329**	**7,105**	**7,195**
Pre-tax income	**1,018**	**917**	**936**	**2,816**	**2,864**
Underlying pre-tax income[2]	**836**	**916**	**834**	**2,591**	**2,477**
Underlying cost/income ratio[2]	72%	72%	73%	72%	74%
Underlying pre-tax income[2] *(excl.UK withholding tax charge)*	**836**	**1,016**	**834**	**2,691**	**2,477**
Underlying cost/income ratio[2] *(excl.UK withholding tax charge)*	72%	69%	73%	71%	74%
Net new assets in CHF bn	8.1	7.6	5.3	27.7	4.0
Assets under management in CHF bn	1,268	1,297	1,251	1,268	1,251

3Q13 vs. 3Q12

- Reported pre-tax income of CHF 1.0 bn and underlying pre-tax income, excluding business sale gains, of CHF 836 mn, driven by consistent net revenues and continued expense discipline

3Q13 vs. 2Q13

- Seasonally lower client activity and lower performance fees following strong 2Q13

On track to achieve 2015 PB&WM expense savings target of CHF 950 mn[4]; realized run-rate savings of CHF 350 mn (annualized) up from CHF 200 mn in 2Q13

Underlying cost/income ratio, adjusted for UK withholding tax charge, **at 71% for 9M13 vs. 74% for 9M12**, from improved costs and stable underlying revenues

Continued strong net new asset inflows, particularly in Asset Management. Further growth in emerging markets, albeit with continued outflows in Western Europe

Note: Reconciliation from underlying results, a non-GAAP financial measure, to reported results can be found in our third quarter report 2013.
1 Includes 3Q13 equity participation gains of CHF 146 mn from the sale of our ETF business and CHF 91 mn from the sale of Strategic Partners and transaction related costs of CHF 2 mn each, gains on private equity disposals of CHF 21 mn, 6 mn and 13 mn in 3Q13, 2Q13 and 1Q13 respectively, a gain of CHF 34 mn on the sale of JO Hambro in 1Q13, a related settlement adjustment of CHF (6) mn in 3Q13, a gain on the sale of stake in Aberdeen of CHF 140 mn, CHF 66 mn and CHF 178 mn in 3Q12, 2Q12 and 1Q12 respectively, impairments on AMF of CHF 18 mn and CHF 38 mn in 3Q13 and 3Q12 respectively and a gain on sale of non-core business from the integration of Clariden Leu of CHF 41 mn in 2Q12. 2 Excludes gains from disposals and legal fees and other expenses relating to Asset Management disposals of CHF 48 mn in 3Q13, CHF 5 mn in 2Q13 and CHF 5 mn in 1Q13. 3 9M12 results include PAF2-related compensation and benefits of CHF (120) mn. 4 All expense reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding all significant expense items and variable compensation expenses. See slide 43 for reconciliation of Group expense savings for further details.

CREDIT SUISSE
October 24, 2013 8

Positive NNA momentum in emerging markets and Asset Management

Private Banking & Wealth Management net new assets in 3Q13 in CHF bn



Wealth Management Clients [1]
5.5
Switzerland
Asia Pacific
Americas
Corporate & Institutional Clients (Switzerland)
Asset Management [2]
10.2
EMEA
0.1
0.1
3.3
2.0
0.5
4.2
0.6
Eliminating double-count related to collaboration [3]
Western European cross-border outflows in WMC
(2.3)
(0.4)
Outflows from businesses we decided to sell in AM
8.1
Switzerland (1.1) [4]
EMEA (1.0)
Asia Pacific 5.2
Americas 5.0
3Q13 net new assets

- **Net new assets in Wealth Management Clients**
  - Continued strong contribution from **emerging markets**; APAC with double-digit growth
  - Continued inflows from our **UHNWI** client segment; primarily APAC followed by LatAm and EEMEA
  - **Western Europe** with cross-border outflows from retail and affluent clients predominantly in Germany and France; inflows from onshore markets predominantly in Spain and Italy
  - **9M13 NNA stable** to prior year with emerging markets growing by 8% and Western Europe cross-border outflows within guidance of 5-10%
- **Asset Management** with continued solid inflows in higher margin alternative products mainly from emerging markets and credit products
- **Corporate and Institutional Clients** with positive contribution of CHF 0.5 bn

WMC = Wealth Management Clients AM = Asset Management EMEA = Europe, Middle East and Africa
1 Excluding outflows from Western Europe of CHF 1.4bn in EMEA, CHF 0.8bn in Switzerland and CHF 0.1bn in Americas. 2 Excluding outflows of CHF 0.4bn from businesses we decided to sell.
3 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients. 4 Resulting from inflows of CHF 0.1bn in WMC (excluding outflows of CHF 0.8bn from Western European clients booked in Switzerland) and CHF 0.5bn in CIC, outflows of CHF 1.5bn in Asset Management, and +CHF 0.6bn double count elimination.

CREDIT SUISSE October 24, 2013 9

Wealth Management Clients with solid pre-tax income, slightly up year-on-year

in CHF mn	3Q13	2Q13	3Q12	9M13	9M12
Net interest income	783	794	842	2,339	2,522
Recurring commissions & fees	803	815	769	2,400	2,307
Trans. & perf.-based revenues	566	728	563	1,948	1,839
Other revenues	(6)	-	-	28	41
Net revenues	**2,146**	**2,337**	**2,174**	**6,715**	**6,709**
o/w significant items[1]	*(6)*	*-*	*-*	*28*	*41*
Provision for credit losses	21	20	25	60	74
Total operating expenses	**1,615**	**1,788**	**1,651**	**5,105**	**5,104**
o/w UK withholding tax charge	*-*	*100*	*-*	*100*	*-*
Pre-tax income	**510**	**529**	**498**	**1,550**	**1,531**
Underlying pre-tax income[2]	**516**	**529**	**498**	**1,522**	**1,490**
Underlying cost-income ratio[2]	75%	77%	76%	76%	77%
Underlying pre-tax income[2] *(excl.UK withholding tax charge)*	**516**	**629**	**498**	**1,622**	**1,490**
Underlying cost-income ratio[2] *(excl.UK withholding tax charge)*	75%	72%	76%	75%	77%
Net new assets in CHF bn	3.2	7.5	5.1	16.2	16.1
Assets under management in CHF bn	812	824	803	812	803

3Q13 vs. 3Q12

- **Pre-tax income** slightly higher due to lower expenses from continued efficiency measures
- **Net revenues** reflect continued impact from low interest rate environment, partially offset by higher recurring fees and commissions:
  - Deposit taking businesses and net interest income impacted by low-interest rate environment
  - Stable transaction fees driven by equities and funds volumes

3Q13 vs. 2Q13

- **Net revenues** mainly reflecting seasonally lower client activity after strong 2Q13
  - Transaction fees at stable level reflecting seasonality and less favorable macro conditions
- **Assets under Management** impacted by sale of JO Hambro and small markets initiative

Underlying cost/income ratio, adjusted for UK withholding tax charge, **improved to 75% for 9M13 vs. 77% for 9M12**, due to cost efficiencies

1 Includes gains of CHF 34 mn related to the sale of JO Hambro in 1Q13, a related purchase price adjustment of CHF (6) mn in 3Q13, and a gain of CHF 41 mn related to the sale of a non-core business from the integration of Clariden Leu in 2Q12.
2 Excludes gains from disposals and other significant items.

CREDIT SUISSE
October 24, 2013 10

Stable year-on-year, with transaction volumes up in equities and funds up Lower quarter-on-quarter due to seasonally lower client activity after strong 2Q13 Transaction & performance-based revenues Net revenues and gross margin in Wealth Management Clients in CHF mn 1 Includes a gain of CHF 35 mn related to a change in life insurance accounting. 2 Includes gains of CHF 34 mn related to the sale of JO Hambro. 3 Includes a purchase price adjustment of CHF (6) mn in 3Q13 related to the sale of JO Hambro in Other revenues. Other revenues2 Margin stable despite further growth in UHNWI client segment and in emerging markets Asset mix and cash levels held by clients broadly unchanged Net interest income down year-on-year, due to low-interest rate environment, partially offset by volumes Recurring commissions & fees Net interest income Average assets under management in CHF bn Ultra-high-net-worth-individuals' share in AuM October 24, 2013 * 3 Year-on-year margins compression due to pressure on net interest income with stable transactional and recurring margins 1

1 Reflects fair value losses on the Clock Finance transaction. October 24, 2013 * Pre-tax income up 12% vs. 3Q12, mainly resulting from lower expenses Net revenues stable vs. 3Q12 with continued impact from low interest rate environment partially offset by improved recurring commissions and fees Credit provisions back to low levels after isolated cases in 2Q13, reflecting a well diversified credit portfolio and strong risk management Strong cost/income ratio of 51%, reflecting continuous efficiency management in CHF mn 3Q13 2Q13 3Q12 9M13 9M12 Net interest income 287 285 301 855 901 Recurring commissions & fees 117 115 105 345 335 Trans. & perf.-based revenues 108 131 111 368 372 Other revenues1 - (6) (9) (11) (29) Net revenues 512 525 508 1,557 1,579 Provision for credit losses 13 26 10 48 40 Total operating expenses 259 255 284 775 833 Pre-tax income 240 244 214 734 706 Cost/income ratio 51% 49% 56% 50% 53% Net new assets in CHF bn 0.5 (0.2) 0.1 4.8 0.4 Assets under management in CHF bn 241 238 220 241 220 Continued strong contribution from Corporate & Institutional Clients

Asset Management with gains from strategic divestitures and continued strong NNA in Alternatives

in CHF mn	3Q13	2Q13	3Q12	9M13	9M12
Net interest income	-	-	-	-	-
Recurring commissions & fees	319	345	330	995	985
Trans. & perf.-based revenues	124	205	121	465	413
Other revenues	219	12	167	297	487
Net revenues	**662**	**562**	**618**	**1,757**	**1,885**
Total operating expenses	**394**	**418**	**394**	**1,225**	**1,258**
Pre-tax income	**268**	**144**	**224**	**532**	**627**
of which gains from disposals[1]	*185*	*(5)*	*140*	*175*	*384*
Underlying pre-tax income[2]	**80**	**143**	**122**	**335**	**281**
Underlying cost/income ratio[2]	81%	74%	76%	78%	82%
Fee-based margin in basis points	46	54	48	49	49
Net new assets in CHF bn	3.8	1.5	(0.5)	11.7	(11.5)
Assets under management in CHF bn	371	391	369	371	369

3Q13 vs. 3Q12

- **Reported pre-tax income** higher on gains from strategic business divestitures
  - 3Q13 gains, net of related costs, of CHF 185 mn from **sales of ETF and Strategic Partners businesses** and the announced future sale of CFIG; contribution of CHF 27 mn from these businesses in the quarter
  - 3Q12 gains of CHF 140 mn from sale of Aberdeen stake
- **Improved underlying pre-tax income** compared to year-ago period when adjusted for CHF 101 mn of investment-related gains in 3Q12
- **Underlying operating expenses** down on continuing cost measures

3Q13 vs. 2Q13

- **Underlying pre-tax income** reflects semi-annual performance fees in 2Q13
- **Assets under Management** impacted by sale of ETF and Strategic Partners
- **Net new asset inflows** driven by strong inflows in alternative investments, mainly from emerging markets and credit products

1 Includes 3Q13 equity participation gains of CHF 146 mn from the sale of our ETF business and CHF 91 mn from the sale of Strategic Partners and transaction related costs of CHF 2mn each, and legal fees and other expenses relating to disposals of CHF 48 mn, CHF 5 mn and CHF 5 mn in 3Q13, 2Q13 and 1Q13 respectively. Includes a gain on the sale of stake in Aberdeen of CHF 140 mn, CHF 66 mn and CHF 178 mn in 3Q12, 2Q12 and 1Q12 respectively. 2 Excludes gains from disposals and legal fees and other expenses related to disposals. Excludes impairments on AMF of CHF 18 mn and CHF 38 mn in 3Q13 and 3Q12 respectively and gains on private equity disposals of CHF 21 mn, 6 mn and 13 mn in 3Q13, 2Q13 and 1Q13 respectively.

CREDIT SUISSE October 24, 2013 13

PB&WM capturing growth in Emerging Markets and UHNWI, addressing cyclical challenges and reducing costs

	Current Status	Additional focus
Re-allocation of resources to grow	Basel 3 "look-through" RWA at **36%** of **Group RWA** with the business continuing to generate **attractive** after-tax annualized 9M13 **return on Basel 3 capital**[1] **of 26%** with **Wealth Management Clients** at **31%**	**Increase RWA and capital allocation** with gradual shift towards **50%** PB&WM share of **Group RWA** Continue to **build out lending to UHNWI clients** (e.g. share-backed lending), primarily in emerging markets
	Switzerland: Leveraging strong market position and cross-segment collaboration, increasing **productivity** and **profitability**	Further **increase market share** across segments (e.g. comprehensive advice beyond bankable assets for Entrepreneurs and Executives); **leverage scalability of platform** (e.g. eamXchange); remain positioned to **benefit from market consolidation**
	Emerging Markets: Focusing on **capturing superior growth** based on multi-shore value proposition supported by **successful One Bank collaboration**; **36% share of AuM** as per 3Q13	**Increase depth in key markets** like Brazil, China, Indonesia, Middle East and Russia. Continue to enhance Singapore and Hong Kong on- and offshore **offering**. **Expand digital client interface**, particularly in APAC
	Mature Markets: Focusing on **efficiency** and **profitability** in on- and offshore businesses; **optimized** international affluent clients **coverage model**	**Reposition** select **onshore** markets (e.g. US, Germany) and **further grow** in **select** profitable onshore markets (e.g. Italy, Spain)

1 Assumes tax rates of 30% in 2Q13 and 3Q13 and 25% in 1Q13 and capital allocated at 10% of Basel 3 risk-weighted assets.

CREDIT SUISSE
October 24, 2013 14

October 24, 2013 * Continue to mitigate by loan/deposit increase and margin expansion. Significant upside in improving macro-economic environment Increase average UHNWI gross margin with higher lending and investment product penetration as well as continuing to leverage One Bank collaboration Cyclical challenge: Impact of low interest rate environment; asset mix and cash levels held by clients broadly unchanged Business-mix: Longer term AuM mix geared to fast growing and attractive net margin UHNWI segment with dilutive effect on gross margin; 44% share of AuM, up 4ppt from 3Q12 Solving for Gross Margin challenge Realizing cost reduction of CHF 950 million by 2015 On track to realize cost savings1 of CHF 950 mn by 2015; achieved annualized run-rate savings1 of CHF 350 mn at the end of 3Q13, with gross savings in excess of this level financing growth initiatives Realignment of expense base away from non-strategic and mature developed markets towards faster growing regions Focus on rationalization of support functions and increasing automation PB&WM capturing growth in Emerging Markets and UHNWI, addressing cyclical challenges and reducing costs (cont’d) Current Status Additional focus 1 All expense reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding all significant expense items and variable compensation expenses. See slide 43 for reconciliation of Group expense savings for further details.

Investment Banking results solid, reflecting continued cost and capital discipline amid challenging market conditions

in CHF mn	3Q13	2Q13	3Q12	9M13	9M12
Net revenues	**2,552**	**3,400**	**3,184**	**9,897**	**9,894**
Provision for credit losses	7	4	6	5	(14)
Compensation and benefits	1,129	1,466	1,477	4,080	4,898
Other operating expenses[1]	1,187	1,176	1,218	3,529	3,306
Total operating expenses	2,316	2,642	2,695	7,609	8,204
Pre-tax income	**229**	**754**	**483**	**2,283**	**1,704**
Cost/income ratio	91%	78%	85%	77%	83%
Basel 3 RWA in USD bn	169	177	200	169	200
Return on Basel 3 capital[2]	4%	12%	8%	**13%**	**9%**
Swiss leverage exposure in USD bn	864	909	1,001	864	1,001

- **Lower revenues** from 3Q12:
  - Significantly lower **fixed income** revenues reflecting market uncertainty resulting in low client volumes
  - Strong and consistent performance from our market-leading **equities franchise**
  - Robust **debt underwriting** activity
- Significantly improved **capital efficiency:**
  - **RWA** down USD 31 bn, or 16%, from 3Q12 to USD 169 bn; exceeding target of < USD 175 bn one quarter early
  - **Swiss leverage exposure** down USD 137 bn, or 14%, from 3Q12
- **Total expenses** declined 14% from 3Q12[1]
  - Continued discipline on operating expenses; compensation and benefits down 24%
  - 3Q13 includes CHF 128 mn for certain litigation provisions
- **Resilient 9M13 after-tax return** on Basel 3 capital of 13% vs. 9% for 9M12
- **Higher pre-tax income** of CHF 2.3 bn for 9M13, up 34% from 9M12

1 Includes certain litigation provisions of CHF 90 mn and accelerated compensation accruals of CHF 25 mn in 1Q13, certain litigation provisions of CHF 93 mn in 2Q13, CHF128 mn in 3Q13 and CHF 136 mn in both 3Q12 and 9M12. 9M13 includes certain litigation provisions of CHF 311 mn and accelerated compensation accruals of CHF 25 mn.
2 Assumes a tax rate of 30% in 2Q13 and 3Q13, 25% in 1Q12, 2Q12, 3Q12 and 1Q13, 27% in 9M13, 25% in 9M12 and capital allocated at 10% of Basel 3 risk-weighted assets.

CREDIT SUISSE
October 24, 2013
16

Fixed income results reflect low client activity resulting from uncertainty around timing of US monetary policy changes

Fixed income sales & trading and underwriting revenues in CHF mn



Debt underwriting
Fixed income sales and trading
Basel 3 RWA USD 129 bn
(19)%
Basel 3 RWA USD 104 bn
1'830
403
1'427
1'792
535
1'257
1'257
424
833
5'571
1'109
4'462
5'497
1'420
4'077
3Q12
2Q13
3Q13
9M12
9M13

Fixed income sales & trading and underwriting revenues **in USD mn**				
1,918	1,891	1,367	5,981	5,893

3Q13 vs. 3Q12

- **Fixed income revenues declined 31%**; significant decline in client trading activity resulting from rising interest rates and widening spreads driven by expectations of Fed tapering through most of the quarter
- **Resilient Credit results** reflecting strong Leveraged Finance origination and secondary trading activity
- **Securitized Products results** reflect strong asset finance performance driven by higher origination volumes offset by lower client trading activity in agency and non-agency RMBS
- Lower **Emerging Markets results** driven by volatile trading conditions partly offset by higher financing activity
- **Lower Rates, FX and Commodities revenues** driven by reduced client activity
- Revenue losses of CHF 68 mn from wind-down portfolio compared to losses of CHF 60 mn in 3Q12; pre-tax income losses of CHF 118 mn compared to losses of CHF 100 mn in 3Q12
- **9M13 revenues stable,** while RWA reduced by 19%

Note: Fixed income sales & trading revenues include gains/(losses) from wind-down portfolio of CHF (60) mn in 3Q12, CHF (34) mn in 2Q13, CHF (68) mn in 3Q13, CHF (460) mn in 9M12 and CHF (98) mn in 9M13. Underwriting revenues are also included in the total Fixed Income franchise view.

CREDIT SUISSE
October 24, 2013
17

1,208 1,632 1,296 4,075 4,496 Equity sales & trading and underwriting revenues in USD mn Equity sales & trading and underwriting revenues in CHF mn * October 24, 2013 Equity underwriting Equity sales and trading Note: Underwriting revenues are also included in the total Equity franchise view. 3Q13 vs. 3Q12 Strong and consistent revenues reflecting continued market leadership, higher global equity prices and increased flows into equity funds Particularly strong performance across all products in Asia Improved operating efficiency and lower balance sheet and RWA vs. 3Q12; headcount and cost reductions driving higher franchise profitability Substantially higher Derivatives revenues driven by improved trading conditions Solid Cash Equities performance reflecting market share gains particularly in electronic trading Higher results in Prime Services reflecting increased client balances and strong market share Lower equity underwriting results reflecting higher revenues from IPOs offset by lower revenues from convertible offerings Strong, stable equities results reflecting improved market conditions and market-leading franchise

Strong debt underwriting revenues offset by weaker advisory and equity underwriting performance Underwriting & Advisory revenues in CHF mn Equity underwriting Advisory Debt underwriting 901 960 767 2,380 2,546 Underwriting & Advisory revenues in USD mn * October 24, 2013 3Q13 vs. 3Q12 Higher debt underwriting performance driven by continued strong leveraged finance performance and improved investment grade market share Lower equity underwriting results reflecting higher revenues from IPOs offset by lower revenues from convertible offerings Lower advisory revenues driven by a decline in the total industry fee pool 9M13 revenues increased 7% on a lower cost base driving higher franchise profitability and returns vs. 9M12 Note: Underwriting revenues are also included in the views of Fixed Income and Equity franchise revenues on slides 17 and 18.

Proactive restructuring of Rates business to increase returns, adapt to regulatory environment and anticipate market structure evolution Transform business model Proactively adapt business model as recent developments necessitate action Heightened focus on leverage by regulators Migration of market structure towards electronic trading and clearing (e.g. SEFs) Simplify/shift business to focus on meeting client liquidity needs Cash products: Focus on high volume, high liquidity electronic trading Derivatives: Migrate business model to simplified, primarily cleared products Continued commitment to financial and corporate rates clients Reduce capital intensive structured rates activity Optimize resources, profitability and returns Reduce Swiss leverage exposure by USD 60 bn USD 45 bn reduction from USD 141 bn in 3Q13 to USD 96 bn by end 2015 Further USD 15 bn reduction targeted beyond 2015 Reduce RWA by USD 7 bn from USD 16 bn in 3Q13 to USD 9 bn by end 2015 Rates restructuring a core component of Investment Banking’s non-strategic unit portfolio; helps drive our client-focused, capital and cost-efficient strategy * October 24, 2013 All figures related to non-strategic units on this slide based on preliminary analysis to be finalized in 4Q13

Focused IB strategy with continued shift in capital to high market share and high return businesses



High
Credit Suisse market share position
Top 3
4 to 6
7 or lower
Low
Rolling four quarters return on Basel 3 capital2
High
Securitized Products
Prime Services
EMG
Eq. Derivatives
Cash Equities
Global Credit Products
Rates
Pro forma Rates3
IBD
FX
Commodities
Fixed Income
Equities
Investment Banking
Bubble size reflects relative capital usage at end of 3Q13

% of 3Q13 IB capital base[1]	Optimize risk and capital utilization across the franchise
60% (vs. 59% in 2Q13)	▪ Majority of capital allocated to market leading businesses ▪ Strong returns in market leading businesses from continued market share momentum
35% (vs. 34% in 2Q13)	▪ Improved profitability from cost reductions ▪ Restructure Rates business to improve returns
5% (vs. 7% in 2Q13)	▪ Continue to ensure full suite of products offerings for IB and PB&WM clients

◀ Return on capital declined vs. 2Q13 rolling four quarter return

▶ Return on capital improved vs. 2Q13 rolling four quarter return

* No indicator reflects stable return on capital vs. 2Q13 rolling four quarter return

1 Percent of capital base (based on internal reporting structure) reflects Basel 3 risk-weighted assets at quarter-end 3Q13 vs. quarter-end 2Q13 for ongoing businesses. 2 Presentation based on internal reporting structure.
3 Pro forma Rates return based on projected pre-tax income and Basel 3 risk-weighted assets at year-end 2015 as a result of the aforementioned Rates restructuring.

CREDIT SUISSE **All figures related to non-strategic units on this slide based on preliminary analysis to be finalized in 4Q13** October 24, 2013 21

Investment Banking returns to be further strengthened from elimination of legacy and non-strategic drag

Investment Banking after-tax return on Basel 3 allocated capital


9%
0%
+3%
PAF2
+2%
+1%
13%
+3%
+8%
Other2
+4%
Rates
+2%
Litigation
+2%
24%
9M12
Revenue impact
Cost improvement1
RWA reduction
Total IB
Wind-down impact
Incremental Non-strategic impact
IB ex-NS
9M13

- **After-tax return on Basel 3 allocated capital of 13%** in 9M13
  - Significant Basel 3 RWA reduction of USD 31 bn from 9M12
  - Minimal impact on after-tax return from balance sheet deleveraging
  - Substantially lower pre-tax loss from wind-down portfolio
- Full year 2013 return to benefit from **lower cost base**
- Significant improvement in **after-tax return on Basel 3 allocated capital to 24% in 9M13 for IB ex non-strategic unit**

9M12	Total IB	IB ex-NS	
200	**169**	**148**	Basel 3 risk-weighted assets in USD bn
188	**153**	**133**	Basel 3 risk-weighted assets in CHF bn

Note: After-tax return on Basel 3 allocated capital based on USD denominated financials and assumes a tax rate of 30% in 3Q13 and 2Q13, 25% in 1Q12, 2Q12, 3Q12 and 1Q13, 27% in 9M13, 25% in 9M12 and capital allocated at 10% of Basel 3 risk-weighted assets.
1 Includes certain litigation provisions of USD 145 mn in 9M12 and USD 335 mn in 9M13. 2 Other primarily comprises funding charges related to non Basel 3-compliant instruments in the non-strategic unit.

CREDIT SUISSE **All figures related to non-strategic units on this slide based on preliminary analysis to be finalized in 4Q13** October 24, 2013 22

Non Strategic Units Further reduce capital, Swiss leverage and expenses and release resources for growth initiatives and to return to shareholders October 24, 2013 *

* October 24, 2013 Investment Banking Private Banking and Wealth Management Create non-strategic unit for Private Banking and Wealth Management to include: Positions relating to restructuring of the former Asset Management division Run-off operations related to small markets initiative Legacy cross-border business related run-off, litigation and settlement costs, primarily US cross-border Impact of restructuring of German onshore operations Expand and formalize the scope of Fixed Income wind-down business into the Investment Banking non-strategic unit to include: Existing legacy Fixed Income wind-down business Impact of restructuring of the Rates business, primarily legacy non-Basel 3 compliant positions and capital intensive structured positions Legacy litigation costs Other small non-strategic positions in the Investment Bank Establishing the non-strategic unit is an evolution of wind-down strategy to further drive progress on capital and savings through accelerated de-risking and deleveraging; separate disclosure of non-strategic units within divisions improves transparency Non-strategic units in IB and PB&WM to enhance management focus on ongoing businesses and growth initiatives

Non-strategic unit analysis demonstrates strong performance in ongoing businesses

Pro forma financial impact of non-strategic units – 9M13

Underlying, in CHF mn	Private Banking & Wealth Management			Investment Banking			Corp Center	Total CS	Total non-strategic	CS excl. non-strategic
	Ex-NS[1]	Non-strategic[2]	Total	Ex-NS	Non-strategic[3]	Total				
Net revenues	**9,352**	**395**	**9,746**	**10,492**	**(595)**	**9,897**	**(157)**	**19,486**	**(200)**	**19,686**
Provision for credit losses	98	11	108	3	1	5	1	114	12	102
Compensation and benefits	3,809	168	3,979	3,911	169	4,080	171	8,229	337	7,891
Other operating expenses	2,751	318	3,069	2,992	537	3,529	72	6,670	855	5,815
Total operating expenses	6,561	486	7,047	6,903	706	7,609	243	**14,899**	**1,192**	**13,706**
Pre-tax income	**2,693**	**(102)**	**2,591**	**3,586**	**(1,302)**	**2,283**	**(401)**	**4,473**	**(1,405)**	**5,878**
Basel 3 RWA in CHF bn	87	6	92	133	19	153	16	**261**	**25**	**236**
Total Assets in CHF bn	259	21	280	502	27	529	87	**895**	**48**	**848**
Total Exposure in CHF bn	300	23	322	681	100	781	80	**1,184**	**123**	**1,061**
Return on Basel 3 capital[4]	29%	n/m	26%	25%	n/m	13%	n/m	**15%**	**n/m**	**23%**
Cost / Income ratio	69%	123%	72%	66%	n/m	77%	n/m	**77%**	**n/m**	**70%**

1 Excludes gains of CHF 34 mn related to the sale of JO Hambro in 1Q13, a related settlement adjustment of CHF (6) mn and impairments on AMF of CHF 18 mn in 3Q13. Excludes legal fees and other expenses related to Asset Management disposals of CHF 13 mn in 9M13.
2 Excludes 3Q13 equity participation gains of CHF 146 mn from the sale of our ETF business, CHF 91 mn from the sale of Strategic Partners and transaction related costs of CHF 2 mn each and gains on private equity disposals of CHF 21 mn, 6 mn and 13 mn in 3Q13, 2Q13 and 1Q13 respectively. Excludes legal fees and other expenses relating to Asset Management disposals of CHF 45 mn in 9M13.
3 Financials denominated in USD and converted using average period CHF/USD = 0.93; capital items converted using end 3Q13 spot CHF/USD = 0.90.
4 Calculated using post-tax income denominated in CHF; assumes tax rate of 30% in 2Q13 and 3Q13, 25% in 1Q13 and capital allocated at 10% of average Basel 3 RWAs; return on B3 RWA is different from externally disclosed Return on Equity.

CREDIT SUISSE

All figures related to non-strategic units on this slide based on preliminary analysis to be finalized in 4Q13

October 24, 2013 25

October 24, 2013 * Total 9M13 underlying expenses Basel 3 RWA at 3Q13 Swiss Leverage Exposure at 3Q13 Total: CHF 1,192 mn IB FID wind-down and litigation expenses PB&WM existing restructuring initiatives1 Additional items now disclosed as non-strategic Total: CHF 25 bn 9M13 IB and PB&WM non-strategic cost and capital in CHF Total: CHF 123 bn IB 212 PB&WM 16 Total 228 Annualized 304 IB 10 PB&WM 1 Total 11 IB 72 PB&WM 2 Total 74 Capital and expense mix in the non-strategic unit 1 Includes restructuring of the former Asset Management division, German onshore operations, legacy cross-border businesses (primarily US cross-border) and small markets initiative. Includes CHF 311mn certain litigation provisions Includes CHF 100mn UK withholding tax charge All figures related to non-strategic units on this slide based on preliminary analysis to be finalized in 4Q13

Targeted run-off profile of non-strategic RWA and Swiss leverage exposure

IB and PB&WM non-strategic units
Basel 3 RWA and Swiss Leverage Exposure in CHF bn



PB&WM Non-strategic
IB Non-strategic
123
(52%)
23
100
59
3
57
9M13
2015
Swiss Leverage Exposure
25
(41%)
6
19
15
5[1]
10
9M13
2015
RWA

1 Includes anticipated 2014 adverse model change.

- Drives **significant further reduction in Swiss leverage exposure and RWA,** rebalancing the group towards our long term goal of **~50% of RWA allocated to the Investment Bank**
- **Target 52% reduction in residual non-strategic Swiss leverage exposure** by end 2015
- Beyond 2015: Continued focus on the winding down of the residual non-strategic positions, but at a more moderate pace

CREDIT SUISSE **All figures related to non-strategic units on this slide based on preliminary analysis to be finalized in 4Q13** October 24, 2013 27

Estimated impact of non-strategic units on capital and leverage targets

(All figures in CHF bn)

Revision of long-term "look-through" RWA targets



Exceeds prior YE target
% = IB % of total CS
<285
PB&WM & Other
IB
~57%
Prior Group YE 13 target
261
3Q13 RWA
(25)
Non-strategic run-off
~15-20
Planned PB&WM increase
~250[1]
~50-55%
Revised Group RWA target ex-NS

- **Exceeded prior year-end 2013 Group Basel 3 RWAs target of CHF 285 bn** on a "look-through" basis at end 2Q13; further decrease to CHF 261 bn at end 3Q13
- **Reduce long term leverage exposure to CHF 1,070 bn**
- Non-strategic units to include all **legacy wind-down positions** and **non-Basel 3 compliant and capital intensive** instruments
  - Non-strategic units to **release capital for PB&WM growth initiatives** and for **significant cash returns to shareholders**

Accelerated move towards ~50% of Group capital allocation towards Investment Banking in the long term

1 Measured on constant FX basis and subject to change based on future FX movements.

CREDIT SUISSE **All figures related to non-strategic units on this slide based on preliminary analysis to be finalized in 4Q13** October 24, 2013 28

Accelerated move to more balanced business mix and further operating efficiency to drive returns improvement

Private Banking & Wealth Management

% of Group RWA

Risk-weighted-assets[1]

in CHF bn



29%
98
98
92
40%
~100
87
2%
Planned increase
2011
9M12
9M13
9M13 ex-NS

Return on Basel 3 Capital[3]



26%
25%
26%
27%
2011
9M12
9M13
9M13 ex-NS

Investment Banking

Risk-weighted-assets[1]

in CHF bn



63%
213
188
153
53%
133
(38)%
2011
9M12
9M13
9M13 ex-NS

Return on Basel 3 Capital[3]



-2%
9%
13%
24%
2011
9M12
9M13
9M13 ex-NS

Group

Risk-weighted-assets[2]

in CHF bn



339
307
261
~250
236
(26)%
Planned PB&WM increase
2011
9M12
9M13
9M13 ex-NS

Return on Basel 3 Capital[3]



5%
12%
15%
22%
2011
9M12
9M13
9M13 ex-NS

- PB&WM: moderate RWA growth, capital light business generating **strong, stable returns**
- Investment Banking: **improved returns** reflect RWA reduction in capital intensive, low return businesses and cost savings initiatives

One of the highest returns in the industry demonstrates effectiveness of repositioned Basel 3 compliant business model

All financials and return calculations above based on underlying results.
1 Basel 3 "phase-in" RWAs. 2 Basel 3 "look-through" RWAs. 3 After tax returns assume tax rate of 30% in 2Q13 and 3Q13, 25% in 2011, 1Q12, 2Q12, 3Q12 and 1Q13 and capital allocated at 10% of Basel 3 risk-weighted assets. Private Banking and Wealth Management and Group returns calculated based on CHF denominated financials; IB returns calculated based on USD denominated financials.

CREDIT SUISSE **All figures related to non-strategic units on this slide based on preliminary analysis to be finalized in 4Q13** October 24, 2013 29

Strong progress on cost and capital October 24, 2013 *

On track to achieve > CHF 4.5 bn expense savings by end 2015

Group expense reductions target in CHF bn



Infrastructure
Private Banking & Wealth Management
Investment Banking
3.0
0.92
0.35
1.73
> 1.5
> 0.75
0.6
0.2
> 4.5
9M13 Achieved
Expected by YE 2015
Total saving after 2015

Achieved savings to date

- Continued focus on cost management with CHF 3.0 bn of annualized run-rate savings through 9M13

Further efficiencies

- On track to achieve total savings of > CHF 4.5 bn by end 2015, including non-strategic unit-related efficiencies
- Further savings expected beyond 2015; to be dependent on the winding down of residual portfolio
- **IB**
  - Restructure Rates business model
  - Continue to refine business mix and align resources against highest returning opportunities
- **PB&WM**
  - Exiting from a number of small non-strategic markets with limited impact on asset base
  - Review and reposition select non-profitable onshore operations
- **Infrastructure**
  - Consolidation of fragmented and duplicate shared services functions and roles
  - Effective demand management

Note: All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excl. realignment and other significant expense items and variable compensation expenses. Infrastructure includes Corporate Center.

CREDIT SUISSE **All figures related to non-strategic units on this slide based on preliminary analysis to be finalized in 4Q13** October 24, 2013 31

Exceeded year-end 2013 RWA reduction target and revised long term goal to ~CHF 250 bn

Group Basel 3 "look-through" risk-weighted assets (RWA) in CHF bn



370
339
307
284
290
281
PB&WM
(4)
(10)
Investment
Banking
(6)
FX
impact
(29)%
261
< 285
~250
3Q11
4Q11
3Q12
4Q12
1Q13
2Q13
3Q13
Prior
YE 2013
Revised
Group
ex-NS
Goal

Note: Risk-weighted asset goals measured on constant FX basis and are subject to change based on future FX movements.

CREDIT SUISSE
October 24, 2013
32

Strong capital position: Meets 13% Swiss capital requirement ; "look-through" Swiss Core ratio of 11.4%

"Look-through" Basel 3 capital ratios



Swiss Total Capital[1]
Swiss Core Capital[1]
BIS CET1
9.6%
8.2%
7.5%
10.5%
9.0%
8.0%
11.0%
9.6%
8.6%
11.9%
10.4%
9.3%
14.5%[2]
11.4%
10.2%
15.9%
13.2%
CET1 + High-Trigger Capital ratio
3Q12
4Q12
1Q13
2Q13
Reported
Adjusted[3]
3Q13

- Reported **"look-through" Swiss Core Capital ratio of 11.4%** and "look-through" BIS CET1 ratio of 10.2%
- **3Q13 capital ratios include pro-rata cash dividend accrual for 2013** (to be paid in 2014)
- **Now meets 13.0% Swiss capital requirement with 13.2% CET1 + High Trigger Capital ratio an adjusted "look-through" basis**
  - Includes CHF 4.1 bn of high-trigger capital instruments issued prior to 3Q13 and CHF 3.8 bn of high-trigger capital notes exchanged on October 23rd, 2013

CET1 = Common equity tier 1
1 Includes existing USD 3 bn Tier 1 participation securities (with a haircut of 20%). 2 Includes issued high-trigger capital instruments of CHF 4.1 bn and issued low-trigger capital instruments of CHF 4.1bn.
3 Includes the exchange on October 23rd, 2013 of CHF 3.8bn hybrid tier1 notes into high-trigger capital instruments.

CREDIT SUISSE October 24, 2013 33

Achieved year-end Swiss leverage exposure target one quarter early * October 24, 2013 Swiss Leverage exposure end of period in CHF bn < 900 Rounding differences may occur. 1 Off-balance sheet exposures and regulatory adjustments. 1Q13 1,405 <1,190 < 290 Exposure add-ons1 Balance sheet assets (US GAAP) 3Q12 1,258 1,288 (16)% 2Q13 Achieved end 2013 Swiss leverage exposure target of < CHF 1,190 bn; end 3Q13 exposure of CHF 1,184 bn Swiss leverage exposure reduction of CHF 221 bn, or 16%, since 3Q12 Revised long term goal for Swiss leverage exposure of CHF 1,070 bn 1,184 3Q13 1,070 Goal Revised long term Prior YE 2013

Substantial progress in strengthening capital and Swiss leverage reduction

"Look-through" Swiss leverage calculation

in CHF bn	Reported			Post high-trigger capital note exchange		
	2Q13 Lev. ratio[1]	3Q13 leverage	3Q13 Lev. ratio[1]	3Q13 leverage	3Q13 Lev. ratio[1]	PF 3Q13 Lev. ratio[4]
Tier 1 Leverage ratio	2.2%	**28.4**	2.4%	**32.2**[2]	2.7%	3.0%
Deduct: Tier 1 low-trigger capital instruments		(0.3)		(0.3)		
Add: Tier 2 high-trigger capital instrument		2.6		2.6		
SNB Loss Absorbing Lev. ratio	2.4%	**30.7**	2.6%	**34.4**	2.9%	3.2%
Add: Tier 1 low-trigger capital instruments		0.3		0.3		
Add: Tier 2 low-trigger capital instruments		3.9		3.9		
Add: Tier 1 participation securities (Claudius)		2.5		2.5		
Add: Swiss regulatory adjustments[3]		0.7		0.7		
Swiss Total Capital Leverage ratio	2.7%	**38.1**	3.2%	**41.8**	3.5%	3.9%

2019 Swiss Total Capital Leverage ratio requirement: **4.2%**

- Achieved projected year-end 2013 **phase-in Swiss leverage ratio of 4.5%** at end 3Q13
- Tier 1 leverage ratio **increased to 2.7% on an adjusted basis** from 2.2% in 2Q13
- **Adjusted Swiss Total Capital leverage ratio of 3.5%**, a substantial improvement from 2.7% in 2Q13
- Assuming achievement of **CHF 1,070 bn of long term Swiss leverage exposure target** would have lifted the pro forma 3Q13 Tier 1 leverage ratio to 3.0%

Rounding differences may occur.
1 Swiss leverage ratios based on total "look-through" average Swiss leverage exposure of CHF 1,265bn at end 2Q13 for 2Q13 and CHF 1,190bn for 3Q13.
2 Adjusted calculation includes the exchange on October 23rd, 2013 of CHF 3.8bn hybrid tier 1 notes into high-trigger capital instruments.
3 Consists of additional tier 1 deductions for which there is not enough tier 1 capital available and is therefore deducted from Swiss Core Capital and other Swiss regulatory adjustments.
4 Assumes Swiss leverage exposure at CHF 1,070 bn long term target level.

CREDIT SUISSE
October 24, 2013 35

Summary Brady W. Dougan, Chief Executive Officer October 24, 2013 *

Supplemental slides October 24, 2013 Slide Investment Banking results in USD 39 Fixed Income revenue mix 40 Fixed Income and Equities Basel 3 risk-weighted assets reduction 41 Results in the Corporate Center 42 Annualized expense savings through 9M13 43 Funding and liquidity at end 3Q13 44 Collaboration revenues 45 Revenue and expenses currency mix 46 Phase-in and "look-through" Swiss core capital ratio at end 3Q13 47 "Look-through" Swiss core capital ratio development in 3Q13 48 *

* October 24, 2013 Investment Banking results in USD 1 Includes PAF2 expense of USD 455 mn in 1Q12. 2 Includes certain litigation provisions of USD 95 mn and accelerated compensation accruals of USD 28 mn in 1Q13, certain litigation provisions of USD 98 mn in 2Q13, USD 142 mn in 3Q13 and USD 145 mn in 3Q12 and 9M12 and USD 335 mn in 9M13. in USD mn 3Q13 2Q13 3Q12 9M13 9M12 Debt underwriting 462 565 422 1,521 1,188 Equity underwriting 140 218 180 527 411 Advisory and other fees 165 177 299 497 781 Fixed income sales & trading 905 1,326 1,495 4,373 4,793 Equity sales & trading 1,156 1,414 1,028 3,968 3,664 Other (55) (109) (95) (271) (233) Net revenues 2,773 3,591 3,330 10,615 10,604 Provision for credit losses 7 5 6 5 (16) Compensation and benefits1 1,227 1,552 1,543 4,377 5,263 Other operating expenses2 1,290 1,244 1,281 3,786 3,538 Total operating expenses 2,517 2,796 2,824 8,163 8,801 Pre-tax income 249 790 500 2,447 1,819 Cost/income ratio 91% 78% 85% 77% 83%

(19)% Increased capital efficiency and more balanced business mix in Fixed Income, reflecting execution of refined strategy * 9M13 fixed income revenue declined 9% while Basel 3 RWA reduced by 19% Lower drag from wind-down businesses in 9M13 vs. 9M12 Continued stable inventory levels to support client flow while minimizing risks 1 Wind-down and other primarily comprised of revenues / (losses) from businesses we are exiting and funding costs. Fixed income sales & trading in USD 9M12 9M13 Revenues in USD mn Basel 3 RWA in USD bn Commod. Emerging Markets Securitized Products Macro (Rates, FX) Wind-down and other1 4,793 4,373 22% 37% 26% 28% (16)% 3% 20% 30% 37% 20% 129 4% 3Q12 3Q13 104 (11)% Credit (9)% October 24, 2013

* Investment Banking: Fixed Income & Equities Basel 3 RWA reduction 1 Includes Fixed Income other, CVA management and Fixed Income treasury. 32 25 21 18 18 18 4 2 2 14 10 9 6 8 7 18 19 18 37 30 29 129 112 104 Macro (Rates & FX) Fixed Income Securitized Products Credit Emerging Markets Commodities Other1 Wind-down Basel 3 risk-weighted assets in USD bn 3Q12 2Q13 3Q13 Cash Equities Equities Prime Services Derivatives Systematic Market Making Other 40 35 35 6 5 5 14 13 14 16 12 12 2 2 1 2 3 3 3Q12 2Q13 3Q13 – – – October 24, 2013 – (8) +1 (1) (4) (1) – – – – – (1) – (1) (1)

Results in the Corporate Center October 24, 2013 * 1Q12 2Q12 3Q12 4Q12 2012 1Q13 2Q13 3Q13 Reported pre-tax-income / (loss) (1,832) (193) (1,071) (855) (3,951) (380) (140) (562) Losses / (gains) from movements in credit spreads on own liabilities 1,554 (39) 1,048 376 2,939 80 (130) 163 Reclassifications – – – – – (5) (15) 189 Business realignment costs 68 183 144 285 680 92 133 38 (Gains) on real estate sale – – (382) (151) (533) – – – Litigation provisions – – – 227 227 – – – Cumulative translation adjustments from the sale of JO Hambro – – – – – 80 – – IT architecture simplification costs – – – – – – 19 40 Underlying pre-tax income / (loss) (210) (49) (261) (118) (638) (133) (133) (132) Note: Underlying results are non-GAAP financial measures. CHF mn The underlying Corporate Center pre-tax results reflect: Reclassifications to discontinued operations related to the sale of ETF, Strategic Partners and the announced sale of Customized Fund Investment Group consolidation and elimination adjustments expenses for centrally sponsored projects certain expenses and revenues that have not been allocated to the segments

Achieved CHF 3.0 bn annualized expense savings through 9M13 since expense measures announced in mid-2011 * 6M11 adjusted Group expense reduction achieved in CHF bn 9M13 reported 9M13 adjusted 20.4 annualized 10.2 9M13 adjusted excl. significant items Savings of CHF 3.0 bn annualized 15.2 20.3 Adjustments from 9M13 reported: Variable compensation1 (1,137) Realignment costs (CC) (263) IT architecture simplification (59) Other (across divisions)2 (88) FX impact (115) 9M13 Total (1,663) Annualized (2,217) Savings of CHF 2.3 bn 13.6 13.0 annualized annualized Significant one-off items, including: Certain litigation provisions (IB) (311) UK withholding tax (PB&WM) (100) RRP (57) IT impairment (PB&WM) (27) Accelerated compensation (IB) (25) 9M13 Total (533) Annualized (711) All data for Core Results; All expense reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. 1 Related to existing population. 2 Primarily due to variable compensation related savings on reduction of force. Adjustments from 6M11 reported: Variable compensation (1,034) Realignment costs (CC) (142) Other (across divisions) 50 Total (1,127) Annualized (x2) (2,253) October 24, 2013

Strong funding and liquidity

Assets and liabilities by category, end 3Q13 in CHF bn



895
895
Reverse repo 91
Encumbered trading assets 75
Funding-neutral assets[1] 134
Cash & due from Banks 71
Unencumbered liquid assets[3] 153
Loans[4] 241
Other longer-maturity assets 130
Match funded
300
595
124% coverage
Repo 119
Short positions 47
Funding-neutral liabilities[1] 134
Other short-term liab.[2] 41
Due to banks 58
Short-term borrowings 20
Deposits[5] 298
Long-term debt 129
Total equity 49
Assets
Equity & Liabilities

- **Well prepared for Basel 3 liquidity** requirements
  - Basel 3 Net Stable Funding ratio[6] (1-year) in excess of 100%
  - Short-term (30 days) liquidity under Swiss regulation in excess of requirement

1 Primarily includes brokerage receivables/payables, positive/negative replacement values and cash collateral.
2 Primarily includes excess of funding neutral liabilities (brokerage payables) over corresponding assets.
3 Primarily includes unencumbered trading assets, unencumbered investment securities and excess reverse repurchase agreements, after haircuts.
4 Excludes loans with banks.
5 Excludes due to banks and certificates of deposit.
6 Estimate under current FINMA framework. Basel 3 liquidity rules and FINMA framework are not finalized; amounts and statements and ratios shown here are based on interpretation of current proposals.

CREDIT SUISSE October 24, 2013 44

Collaboration revenues October 24, 2013 * Collaboration revenues in CHF bn and as % of net revenues (core results) 9M13 collaboration revenues up 5% vs. 9M12 Contribution to overall Credit Suisse result continues to be significant Strong performance in providing tailored solutions to UHNWI clients Collaboration revenues target range of 18% to 20% of net revenues

Currency mix October 24, 2013 * Net revenues 19,355 19% 55% 14% 1% 11% Total expenses1 15,338 32% 39% 6% 10% 14% CHF mn 9M12 CHF USD EUR GBP Other Contribution 1 Total operating expenses and provisions for credit losses. 2 Based on 9M12 and 9M13 revenue and expense levels, currency mix and average exchange rates, respectively. Net revenues 17,681 25% 49% 16% 1% 9% Total expenses1 16,209 32% 38% 6% 10% 14% Credit Suisse Core Results CHF mn 9M13 CHF USD EUR GBP Other Contribution Sensitivity analysis2 A 10% movement in the USD/CHF exchange rate affects 9M13 pre-tax income by CHF 467 mn and 9M12 pre-tax income by CHF 260 mn A 10% movement in the EUR/CHF exchange rate affects 9M13 pre-tax income by CHF 178 mn and 9M12 pre-tax income by CHF 194 mn

October 24, 2013 Phase-in Swiss Core and BIS CET1 capital in CHF bn Regulatory adjustments1 Shareholders' equity 3Q13 Strong 3Q13 Basel 3 capital ratios 45.7 Regulatory capital end 3Q13 * Rounding differences may occur. 1 Includes an adjustment of CHF 2.6 bn for the accounting treatment of pension plans pursuant to phase-out requirements and other regulatory adjustments of CHF (1.0) bn not subject to phase in, including the cumulative dividend accrual. 2 Consists of tier 1 participation securities of CHF 2.5 bn, additional tier 1 deductions for which there is not enough tier 1 capital available and therefore is deducted from Swiss Core Capital, and other Swiss regulatory adjustments. 3 Consists of existing tier 1 participation securities of CHF 2.5 bn and other Swiss regulatory adjustments. 16.9% 16.3% Tier 1 participation securities2 "Look-through" capital 3Q13 "Look-through" Swiss Core and BIS CET1 capital in CHF bn (7.1) Other regulatory adjustments (8.4) Goodwill & intangibles (0.1) Own debt gains Shareholders’ equity 3Q13 "Look-through" deductions Tier 1 participation securities3 11.4% Swiss core BIS CET1 10.2% Swiss core BIS CET1 29.9 Basel 3 risk-weighted assets in CHF bn 269 261

Achieved reported 11.4% Swiss core capital ratio, well exceeding 10% target * October 24, 2013 "Look-through" Swiss core capital and ratios in CHF bn 2Q13 Rounding differences may occur. 1 Before impact from movement in own credit spreads. 2 Including dividend accrual, net of DTA changes and other regulatory deductions. 283 262 Swiss Basel 3 “look-through” RWA in CHF bn 10.4% 11.4% 3Q13 Net income1 +0.7 Share-based compensation impact +0.3 FX impact (0.5) + CHF 0.5 bn2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Brady W. Dougan Brady W. Dougan Chief Executive Officer Credit Suisse Group AG and Credit Suisse AG

/s/ David R. Mathers David R. Mathers Chief Financial Officer
Date: October 24, 2013		Credit Suisse Group AG and Credit Suisse AG